U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of DECEMBER 2002


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes             No    X
                               ------          ------

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                .
                                       ----------------

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DOCUMENTS  INCLUDED  AS  PART  OF  REPORT

The  following  exhibits  are  included  in  and  form  a  part  of this report:

Exhibit  No.                           Document
------------                           --------

     1                                 News  Release

     2                                 News  Release

     3                                 Notice  of  Extension

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant    MFC  BANCORP  LTD.
           -------------------------------------

By         /s/  Michael  J.  Smith
           -------------------------------------
           Michael  J.  Smith
           President and Chief Executive Officer

Date       December  18,  2002
           -------------------------------------